Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

March 20, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes

          Staff Accountant

Re:

Diagnostic Imaging International Corp.
Item 4.01 Form 8-K
Filed March 12, 2009

File No. 333-136436

Dear Mr. Rhodes:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 12, 2009, setting forth comments to Item 4.01 of Form 8-K (the “Form 8-K”), filed by Diagnostic Imaging International Corp. (the “Company”) on March 12, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 8-K – General compliance comments:

1.

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Response:  The Company has revised the 8-K to state that other than an  uncertainty regarding the ability of the Company to continue as a going concern, the accountant’s last two reports on the Company’s financial statements contained no adverse opinions or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

2.

Amend the report to include the required letter from the former accountant. See Item 4 of Form 8-K and Item 304 of Regulation S-K.

Response:  In accordance with Item 304 of Regulation S-K, the Company has provided its former accountant with a copy of the disclosures the Company is making in response to Item 304(a) of Regulation S-K and has requested that the former accountant furnish the Company with a letter addressed to the Commission stating whether the former accountant agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. The Company will amend the Form 8-K by attaching the letter from its former accountant as an exhibit promptly upon the Company’s receipt of such letter.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (603) 727-8613.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik Chief Executive Officer

cc: Andrew Hudders, Esq.

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